March 7, 2022


William J. Bielefeld, Esq.
Dechert LLP
1900 K Street, NW
Washington, DC 20006-1110

Re: ARK Venture Fund, File Nos. 333-262496; 811- 23778

Dear Mr. Bielefeld:

         We have reviewed the registration statement for the ARK Venture Fund
(the    Fund   ), filed on
Form N-2 with the Securities and Exchange Commission on February 3, 2022, and have the comments below. Comments given in one section apply to other sections in the filing that contain the same or similar disclosure. The captions used below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

    1. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

    2. Tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, we may have additional comments. (See, Rule 163B under the Securities
       Act of 1933 (   Securities Act   )).

Cover Page

    3. Please disclose on the Cover page that the Fund invests in private, early stage start-up companies that are highly speculative and that investment in shares of the Fund involves substantial risks. In particular, please include bolded disclosure in the bullets on the Cover indicating the highly
       speculative nature of the Company   s investments in early-stage,
private companies and
       specifically note the risks associated with these investments relating to valuation, transfer restrictions, and high rates of failure. We note similar disclosure on page 22.

    4. One of the bullets on the Cover page provides that,    If a Shareholder
is able to sell its Shares
       outside the quarterly repurchase process, the Shareholder likely will receive less than their
       purchase price and the then current NAV per Share.    Please delete this
bullet as it implies that a

   William J. Bielefeld, Esq.

             March 7, 2022

        Shareholder may be able to sell Shares outside the quarterly repurchase process, which is highly unlikely.

    5. In note (2) to the Pricing Table, please disclose the full conditions for reimbursement of waived organization and offering expenses. Note (2) indicated that the Fund will be obligated to reimburse the Adviser for any such payments within two years of the Adviser incurring such expenses. Disclosure on page 45 indicates additional requirements for reimbursement.

PROSPECTUS

    Investment Opportunities and Strategies

    6. On page 4, the disclosure states,    The Fund may have exposure to
cryptocurrencies, such as
       bitcoin, indirectly through an investment in a grantor trust.    Please
remove the phrase
          cryptocurrencies, such as    from this statement such that the
revised disclosure states,    exposure
       to bitcoin indirectly through an investment in    .    Also, please
specify that GBTC is the grantor
       trust referenced in the disclosure. Please make similar changes elsewhere in the registration statement.

    7. On page 5, disclosure states,    Under normal circumstances,
substantially all of the Fund   s assets
       will be invested in equity securities, including common stocks, partnership interests, business trust shares, other equity investments or ownership interests in business enterprises and pooled investment vehicles, including venture capital funds, that would be investment companies but for
       Section 3(c)(1) or Section 3(c)(7) of the 1940 Act (   Private Funds
).    Please disclose any other
       types of pooled investment vehicles in which the fund may invest.

    8. On page 5, please clarify the magnitude of the Fund   s expected
investments in private companies
       relative to large cap public companies.

    9. On page 5, disclosure refers to Adviser   s consideration of ESG factors
in its investment process.
       As ESG considerations will not    limit, restrict, or otherwise exclude
  companies from
       investment, please clarify in the disclosure that the Fund might invest in companies despite the
       Adviser   s determination of poor performance in regards to ESG factors.

    Plan of Distribution

    10. Please provide greater detail regarding how this offering of shares will be conducted and how
        Shares will be distributed. For example, please tell us whether the Platform website and, as disclosed on the Prospectus cover page, "various mobile applications" will be the exclusive means by which prospective investors may buy shares or whether the Fund will also sell shares in other ways. Also, please disclose whether all financial intermediaries must purchase Fund shares through the Platform or whether there are other ways through which financial intermediaries can purchase Fund shares. In addition, please explain the role, if any, of the Platform in repurchases under the Share Repurchase Program. Finally, please inform us whether the adviser or its affiliates own or control the Platform and explain if other funds currently utilize the Platform in a similar way. We may have additional comments after reviewing your response.

    11. On page 7, disclosure refers to the low costs paid by investors associated with the Platform.
        Please clarify if "at low costs" refers to the "one-time user fee" mentioned elsewhere. Please

  William J. Bielefeld, Esq.

            March 7, 2022
        confirm that the only fee charged through the Platform is the one-time user fee. Please further clarify if there are any other fees or charges paid by shareholders or the Fund.

    Risk Factors

    12. We note that the principal risks here and elsewhere in the prospectus appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the
        Fund   s net asset value, yield and total return. Please note that after listing the most significant
        risks to the fund, the remaining risks may be alphabetized. See, Speech of Dalia Blass to the ICI,
        Oct. 27, 2018.

    13. Cryptocurrency Risk, on page 11.

            a. Please clarify this disclosure to reflect the extent of the fund's exposure to GBTC. Please note, to date, CEFs have been limited to no more than 15% in GBTC. We note disclosure limiting all Private Fund investments to 15% of assets.

            b. As previously commented, please remove the phrase
"cryptocurrencies, such as bitcoin"
               from the disclosure as GBTC only provides exposure to bitcoin and does not provide exposure to other cryptocurrencies.

            c. Please clarify that the Fund   s only cryptocurrency exposure
will be to bitcoin through
               GBTC. We may have additional comments.

            d. Disclosure states that there are    thousands    of
cryptocurrencies. Please support this
               statement or revise it.

            e. Please consider providing additional disclosure as to GBTC and its risks. For example, disclose that GBTC may trade at a substantial discount/premium to the price of its bitcoin holdings.

    14. On page 14, Disruptive Innovation Risk includes disclosure that,    A
disruptive innovation or
        technology may constitute a small portion of a company   s overall
business. As a result, the
        success of a disruptive innovation or technology may not affect the value of the equity securities
        issued by the company.    Please include similar disclosure under
Investment Opportunities and
        Strategies.

    15. On page 22, Valuation Risk, the Fund discloses the valuation risk related to private company investments. Please consider additional risk disclosure regarding the early-stage private company investments of the fund. For example, please consider disclosure as to the potential long time before realization events or other exit opportunities that would allow the fund to realize gains from such investments.

    Summary of Fees and Expenses

    16. On page 23, please explain where organization and offering expenses are reflected in the fee table and supplementally describe the accounting for organization and offering costs.

   William J. Bielefeld, Esq.

             March 7, 2022

    17. Please include a footnote describing the Adviser's agreement to incur the fund's organizational and offering expenses and the conditions for reimbursement of those expenses. Please also include an estimate of the organizational and offering costs for the initial 12-month period of operations.

    18. Please confirm the fee table will reflect any applicable AFFE related
to the Fund   s investments in
        pooled vehicles.

    19. In a footnote to the fee table, please disclose that Other Expenses are based on estimated amounts for the current fiscal year.

    Use of Proceeds

    20. Please clarify how proceeds will be invested if appropriate investments are not available. Also, please disclose the consequences of a delay.

    Investment Opportunities and Strategies

    21. On page 27, please clarify if the Fund   s proposed investment in GBTC
will count towards the
        15% limitation on investments in Private Funds.

    Leverage Risk

    22. On pages 36 and 37, the disclosure includes references to a    market
price    for Fund shares. As
        the Fund   s shares will not be listed, please remove any references to a market price.

    General Comments

    23. We note that portions of the filing are incomplete, including the Fee Table. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

    24. Responses to this letter should be made in a letter filed on Edgar and in the form of a pre-
        effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule
        430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

    25. We remind you that the Fund and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 William J. Bielefeld, Esq.

           March 7, 2022

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6760.


Sincerely,

                                                                         /s/
Jeffrey A. Foor


Jeffrey A. Foor
                                                                         Senior
Counsel

cc:     Keith A. OConnell, Branch Chief